RBC **RosBusinessConsulting**

Media Mir acquires dating service Loveplanet

Moscow, April 9, 2007 – OOO Media Mir, a subsidiary of OAO RBC Information Systems (**RTS, MICEX: RBCI**), has announced that it acquired a controlling stake in OOO Loveplanet, one of the two most popular dating services on the Russian Internet.

LovePlanet.ru was established by the St.Petersburg-based company Artfon a year and a half ago and currently offers a wide range of additional interactive opportunities on top of a traditional set of dating services. Its users can communicate with each other by means of exchanging personal messages, as well as run diaries, arrange meetings and participate in games, quizzes and ratings.

By acquiring control over LovePlanet.ru, Media Mir intends to turn this resource into a high-end multifunctional service, which will further reinforce its position in the online dating segment. At present, LovePlanet.ru has about 5,000,000 registered users. Apart from the main portal, LovePlanet.ru is accessible via more than 2,000 partner sites.

Commenting on the advantages of the deal, Media Mir General Director Mikhail Gurevich said, "We are highly positive about the potential of online dating services, which, according to market experts, is the largest segment of the Internet content market. With the audience of the Russian Internet seeing constant growth, we expect the number of visitors to dating web sites to further increase. A wider range of services and features offered on these resources will make online dating even more popular."

While commenting on the transaction, Artfon Executive Director Sergei Bogodukhov said, "Cooperation with RBC will help us to expand the scope of Internet solutions and use Media Mir's significant investment opportunities and expertise in managing and promoting LovePlanet.ru. I am confident that together we will lift the project to a totally new level."

Investor Contact: Natalia Makeeva
Tel.: +7 495 363 1111 ext.1369, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.ru